Mail Stop 4561

August 22, 2006

By U.S. Mail and Facsimile to (212) 389-1707

Mr. John D. Liu
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue
New York, New York 10022

     Re: **Greenhill & Co., Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed March 2, 2006
           File No. 001-32147

Dear Mr. Liu:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page F-6

    1.   We note that your income statement fails to quantify cost of revenues and, therefore, does not strictly adhere to the presentation guidance of Article 5 of Regulation S-X. Please tell us how you track and determine the costs allocated to overhead expenses and those costs specifically related to your revenue streams. In your response, please specifically tell us the following:

          •   The dollar amount of expenses which are attributable to your financial advisory fees and merchant banking revenue;

- The methodology utilized to allocate employee compensation and benefits expense among your revenues streams and overhead; and

- How you determined that interest income should be presented as a revenue line item instead of a component of non-operating income.

*   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3494 if you have questions regarding this comment on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief